FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of September, 2003

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

19 September 2003

Proposed Capital Reorganisation of Hanson PLC

Results of Scheme Court Meeting and Extraordinary General Meeting

The Board of Hanson PLC is pleased to announce that, at the Scheme Court Meeting, convened with leave of an order of the High Court of Justice of England and Wales (the "High Court"), and the subsequent Extraordinary General Meeting of Hanson PLC shareholders held earlier today, the resolutions to approve, by way of a scheme of arrangement under section 425 of the Companies Act 1985 (the "Scheme"), the introduction of a new listed holding company, Hanson Building Materials PLC (to be subsequently renamed "Hanson PLC"), were duly passed on a poll by the requisite majority. Details of the resolutions are set out in the notices of the meetings contained in the circular posted to Hanson PLC shareholders on 18 August 2003 (the "Circular").

The Scheme remains conditional on a number of conditions, as set out in the Circular, being satisfied. Subject to the remaining conditions being satisfied or waived, sanction of the High Court to the Scheme is expected to be sought on 13 October 2003.

The Scheme effective date is, therefore, expected to be 14 October 2003.

Subject to the satisfaction of all conditions of the Scheme being obtained, including approval of the High Court, and subject to the admission to listing and to trading of the new ordinary shares in Hanson Building Materials PLC, dealings in those Hanson Building Materials PLC shares are expected to commence on 15 October 2003. It is expected that Hanson PLC ordinary shares will be delisted by that time.

A copy of the special resolution is available for inspection at the UK Listing Authority's Document Viewing Facility situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14

Inquiries:

Hanson PLC

Justin Read                                                      Tel: +44 (0)20 7245 1245

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   September 19, 2003